SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 May 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	1st Quarter Results dated 07 May 2026

Exhibit No: 99.1

InterContinental Hotels Group PLC
2026 First Quarter Trading Update
7 May 2026

Very strong Q1 trading performance with better than expected Global RevPAR growth of +4.4%.
Continued development momentum, with underlying signings and openings ahead of last year.
Confident of achieving consensus growth forecasts and profit expectations.

Highlights

●  Q1 global RevPAR +4.4%, with Americas +3.6%, EMEAA +5.6% and Greater China +5.7%
●  Q1 global rooms revenue on a comparable basis strongest for Groups +7% and Business +6%, with Leisure +1%
●  Average daily rate +2.0% and occupancy +1.5%pts
●  Gross system size growth +6.6% YOY, +1.4% YTD; opened 14.9k rooms (82 hotels) in Q1, +2% more than the same period last year
●  Net system size growth +5.0% YOY, +0.9% YTD; global system of 1,036k rooms (7,014 hotels)
●  Signed 21.4k rooms (163 hotels) in Q1, +6% more than the same period last year when excluding the Ruby brand acquisition in the comparable period; global pipeline of 343k rooms (2,347 hotels), +3% YOY
●  $240m of 2026's $950m share buyback programme completed to date, reducing the share count by 1.1%

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"With thanks to our teams we delivered a very strong Q1 trading performance, benefiting from our diverse global footprint and better than expected demand in most regions around the world. Global RevPAR grew +4.4%, with notable strength in the US on top of good growth this time last year, and further acceleration in Greater China following a return to growth in the prior quarter. Our diverse EMEAA region also performed well despite challenges from the conflict in the Middle East, where we continue to do all we can to support our guests, teams and owners.

We are proud to have reached the milestone of more than 7,000 hotels, having opened 82 properties during Q1. Strong pipeline momentum continued with the signing of 163 hotels, which was ahead of 2025. This included the first signing for our new Premium brand Noted Collection in EMEAA and the arrival of our Essentials conversion brand Garner into Greater China. Demand for quick-to-market conversions to IHG's brands and enterprise platform continues to be high, representing 35% of rooms opened and 53% of signings in the quarter.

Looking ahead, our comparable on-the-books global revenue for Q2 indicates continued growth, with the impact of the Middle East conflict and some wider disruption to international travel flows expected to be more than offset by increases in demand elsewhere. Our business model is strategically diversified and resilient in capturing demand across geographies, chain scales and the different stay occasions of business, leisure and groups travel, as well as being heavily weighted to domestic and intra-regional travel. While still early, our confidence of achieving full year consensus growth forecasts and profit expectations is underpinned by the strength of our performance year-to-date. We are delivering on our strategic priorities and growth algorithm, which capitalises on the scale and capabilities of IHG's platform, our leading positions and the attractive long-term structural growth drivers for both demand and supply across our markets."

Regional performance

Americas
Q1 RevPAR grew +3.6% for the region and was up +3.4% in the US. Notably, this came on top of strong comparatives this time last year and with continued momentum expected. Rate was up +2.0% year-on-year for the region in the first quarter of 2026, and occupancy increased +0.9%pts to 63.6%. By demand driver, Q1 rooms revenue on a comparable basis was strongest in Groups and Business, up +9% and +6% respectively, while Leisure was broadly flat compared with 2025. With a continuation of good trading in the second quarter to date, the rolling 8 weeks to Saturday 2 May in aggregate, which normalises for the timing shift of holiday periods within March and April, indicated a further improvement in RevPAR growth to that reported for the first quarter.

Gross system growth was +3.5% YOY and +0.7% YTD, with 3.5k rooms (24 hotels) opened in the quarter, broadly similar to the strong increase in room openings achieved in the comparable period last year. Net system growth was +1.8% YOY and flat YTD, both stronger than the performance this time last year. There were 5.9k rooms (65 hotels) added to the pipeline in the quarter, representing +32% more rooms signed than the comparable period. These included 23 hotel signings across the Holiday Inn Brand Family, and 22 across our extended stay brands. Garner, our midscale conversion brand, made further strong progress, and now exceeds 100 open and pipeline hotels in the region and almost 200 globally. We also achieved the debut signing for the Ruby brand in the US.

EMEAA
We achieved another quarter of strong demand for this diverse region, despite the significant disruption to operations in the Middle East caused by conflict from the start of March. Q1 RevPAR was up +5.6%, though growth moderated through the quarter, easing from +7% in the first two months to around +2% in March. Rate was up +2.2% for the quarter and occupancy increased +2.1%pts to 67.8%. The intra-quarter RevPAR deceleration was driven by the Middle East sub-region, which accounts for 5% of IHG's system size globally and 19% of EMEAA. Middle East RevPAR moved from growth of +9% in the first two months to a decline of 26% in March, resulting in a decrease of 2% for Q1 overall. For the other major geographic markets within the EMEAA region, Q1 RevPAR grew +3.0% in the UK, +5.4% in Continental Europe and was up +11.0% in East Asia & Pacific. To date in Q2, the Middle East trading performance has moved to an estimated RevPAR decline closer to 50%, and together with some elements of broader impact that lessened the growth rates elsewhere in the wider region, has led to RevPAR down approximately 7% for EMEAA overall in April. An improvement in trading is indicated by EMEAA's comparable on-the-books revenue for May and June.

Gross system growth was +8.0% YOY and +1.3% YTD, with 3.9k rooms (21 hotels) opened in the quarter. Net system  growth was +7.1% YOY and +1.0% YTD. There were 7.1k rooms (46 hotels) added to the pipeline. Ongoing strength in attracting conversions throughout the region led to 17 signings across the Garner, voco and Vignette Collection brands, as well as the debut signing for the recently launched Noted Collection brand. There were three further signings for the Ruby brand in Europe, taking its global open and pipeline estate to 40 hotels in total.

Greater China
RevPAR growth accelerated in Q1 to +5.7%, after returning to growth in the prior quarter, supported in the latest period by strong leisure demand over the Chinese New Year festive period and an improvement in Business travel. Rate was up +1.8% and occupancy increased +2.0%pts to 53.6%. Tier 1 cities saw RevPAR up +6.4%, whilst Tier 2-4 cities were up +2.9%.

Development activity has continued at record momentum. Gross system growth was +12.9% YOY and +3.6% YTD, with 7.5k rooms (37 hotels) opened in the quarter. This was +73% more rooms than the same quarter last year and included the milestone of surpassing 900 open hotels in the region. Net system growth was +10.4% YOY and +3.4% YTD. There were 8.4k rooms (52 hotels) added to the pipeline, similar to the strong first quarter last year. These included the first four signings for the Garner brand following its recent launch in the region, one of which also opened in the quarter.

Share buyback progress

As announced at the time of reporting our 2025 full year results on 17 February, a new $950m share buyback programme is returning surplus capital to shareholders in 2026. This follows the $900m programme in 2025, $800m in 2024, $750m in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights in the Company in these years by 4.8%, 4.6%, 6.1% and 5.0%, respectively. The 2026 programme is 25% complete with $240m cumulatively spent to date, repurchasing 1.7 million shares. The 2026 programme to date has therefore reduced the total number of voting rights in the Company by a further 1.1% to 150.0 million as at market close on Wednesday 6 May 2026.

The $950m share buyback programme, together with the anticipated sustainable growth in ordinary dividend payments which IHG has increased at a rate of 10% a year for each of the last four years, would result in over $1.2bn being returned to shareholders in 2026. This is equivalent to 5.8% of IHG's $21.3bn market capitalisation at the start of 2026, and 5.6% of IHG's most recent $21.9bn market capitalisation.

For further information, please contact:
Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:           Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional investors:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a conference call commencing at 9:00am (London time) today, 7 May 2026. This can be listened to via www.ihgplc.com/en/investors/results-and-presentations. Analysts and institutional investors wishing to ask questions are required to register at the IHG Hotels & Resorts 2026 First Quarter Trading Update Q&A Registration Page (https://registrations.events/direct/LON518438192). Once registered, a calendar invite will be sent including dial-in details for the Q&A and a unique passcode. Press *1 to ask a question, *1 again to withdraw your question, or *0 for operator assistance. For any technical issues during the webcast please reach out to issuerservices@lseg.com.

An archived replay is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on www.ihgplc.com/en/investors/results-and-presentations from 7:00am (London time) on 7 May 2026.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)
Q1 2026 vs 2025
	RevPAR	ADR	Occupancy
Global	+4.4%	+2.0%	+1.5%pts
Americas	+3.6%	+2.0%	+0.9%pts
EMEAA	+5.6%	+2.2%	+2.1%pts
Greater China	+5.7%	+1.8%	+2.0%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)
Q1 2026 vs 2025
	CER (as above)	AER	Difference
Global	+4.4%	+7.1%	+2.7%pts
Americas	+3.6%	+4.5%	+0.9%pts
EMEAA	+5.6%	+11.0%	+5.4%pts
Greater China	+5.7%	+10.5%	+4.8%pts

Appendix 3: System and pipeline summary of Q1 2026 YTD and YOY growths, and closing positions (rooms)
	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total

Global	14,867	(5,455)	9,412	1,035,589	+0.9%	+5.0%	21,431	343,189
Americas	3,472	(3,970)	(498)	528,696	-0.1%	+1.8%	5,913	106,505
EMEAA	3,861	(1,080)	2,781	290,383	+1.0%	+7.1%	7,123	118,700
Greater China	7,534	(405)	7,129	216,510	+3.4%	+10.4%	8,395	117,984

a.     RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 March 2026 and includes hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Use of key performance measures and non-GAAP measures' in IHG's full year and half year results announcements for further information on the definitions.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 21 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 7,000 open hotels in over 100 countries, and a development pipeline of a further 2,300 properties.

●     Luxury & Lifestyle: Six Senses, Regent, InterContinental, Vignette Collection, Kimpton, Hotel Indigo
●     Premium: Noted Collection, voco, Ruby, HUALUXE, Crowne Plaza, EVEN
●     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner, avid
●     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
●     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	07 May 2026